Mahmud Riad Ameen,

LL.B. (Lond), LL.M. (Colombo), LL.M. (KCL),

Barrister, of Lincoln's Inn, Attorney-at-Law

By Email

30 November 2023

Chairman
Duo World Inc.
170 S Green Valley Parkway, Suite 300
Henderson, Nevada 89012
USA

Dear Chairman,

Subject: Resignation from the Position of Director

I am writing this letter to formally announce my resignation effective from 30 November 2023 from my position as a Director of Duo World Inc. and from all other positions held by me including without limitation in the position as Director Legal of Duo World Inc.

This decision was not made lightly, but after considerable thought. I have decided to undertake more work in the legal field and therefore my future engagements in this domain may lead to conflicts of interest with my role at Duo World Inc. and it is in the company's best interest at heart that I step down. I would like to express my deepest gratitude to the Board of Directors, the management team, and all stakeholders of Duo World Inc. for the support and cooperation extended to me during my tenure. It has been a privilege to work with this team. I am honoured to have contributed to the betterment of Duo World Inc.'s progress. Thank you for the opportunity given to me to be a part of this esteemed organization.

Regards,



Mahmud Riad Ameen

Attorney-at-Law